September 20, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Sondra Snyder and Robert Babula

Re:

Responses to the Securities and Exchange Commission

Staff Comment dated September 13, 2024, regarding

Vox Royalty Corp.’s

Annual Report on Form 40-F for the fiscal year ended December 31, 2023

Filed March 7, 2024

File No. 001-41437

Ladies and Gentlemen:

Set forth below are the written responses of Vox Royalty Corp. (the “Company”), to the written comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated September 13, 2024, with respect to the Annual Report, on Form 40-F, for the fiscal year ended December 31, 2023, File No. 333-249081 filed with the Commission on March 8, 2024 (the “2023 Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All references to page numbers and captions correspond to the 2023 Annual Report unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the 2023 Annual Report.

Our response is as follows:

Form 40-F for the fiscal year ended December 31, 2023

Certifications, page 7

Staff Comment No. 1

We note that the certifications provided at Exhibits 99.4 and 99.5 do not include the full representation prescribed for paragraph 4(d), which should read “Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.”

1

Securities and Exchange Commission

September 20, 2024

In other words, the representation should pertain to "the period covered by the annual report" rather than being limited to the last fiscal quarter to comply with General Instruction B(6)(a)(1) of Form 40-F. It appears that you have included the disclosure prescribed by General Instruction B(6)(e) on page 21 of Exhibit 99.3.

Tell us how you propose to address this requirement and confirm if the disclosures referenced above remain accurate or clarify if there were changes to your internal control over financial reporting during the period covered by the annual report that would require disclosure in order to provide the certifications as prescribed.

Company’s Response:

In response to the Staff’s comments, the company has filed amendments to the 2023 Annual Report and the annual report for the Fiscal Year ended December 31, 2022 (the “2022 Annual Report”) to refile Exhibits 99.4 and 99.5 to include the proper certification language in paragraph 4(d). The Company confirms that, (i) the disclosures in the 2023 Annual Report and 2022 Annual Report remain accurate and (ii) there were no changes in the Company’s internal controls during the period covered by the 2023 Annual Report or the 2022 Annual Report that would require disclosure in order to provide the certifications as prescribed.

* * * * *

2

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact Anthony Epps of Dorsey & Whitney LLP at 303-352-1109.

Very truly yours,
VOX ROYALTY CORP.

By:	/s/ Kyle Floyd
Kyle Floyd Chief Executive Officer

3